UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

This report on Form 6-K is being furnished to provide the following information that was filed in Israel by Israel Chemicals Ltd. pursuant to Israeli Securities Law requirements.  This report is being furnished and not filed.

1.	Standard & Poor’s Maalot Report dated October 6, 2014 entitled “Rating Downgraded to ‘ilAA’ Due to Adverse Change in the Financial Risk Profile”

Item 1

ISRAEL CHEMICALS LTD.

………………………………………………………………………………………………

October 6, 2014

Rating Update

RATING DOWNGRADED TO 'ilAA' DUE TO ADVERSE CHANGE IN THE FINANCIAL RISK PROFILE

Primary credit analyst:

Matan Benjamin, 972-3-7539731 matan.benjamin@standardandpoors.com

Secondary contact:

Zvi Boimer, 972-3-7539736 zvi.boimer@standardandpoors.com

TABLE OF CONTENTS
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Overview Rating Action Rationale Rating Outlook Adjustments Ratings List

Note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot. In the case of any discrepancy with the official Hebrew version published on October 6, 2014, the Hebrew version shall apply.

Rating Update

RATING DOWNGRADED TO 'ilAA' DUE TO ADVERSE CHANGE IN THE FINANCIAL RISK PROFILE

Overview

•	Israel Chemicals Ltd. (ICL)'s operating performance in 2013 and the first half of 2014 deteriorated primarily as a result of unfavorable changes in the potash market.

•
In 2014, the company implemented a relatively aggressive dividends policy, including a one-time distribution of dividends for a total of $500 million, despite the erosion in its operating performance and the uncertainty regarding the ‘Sheshinski Committee’ recommendations.

•
Following relatively weak operating performance and the implementation of the aforesaid dividend policy, ICL's leverage increased. Current debt coverage ratios and our updated forecast for 2014 and 2015 point to credit metrics which deviate from the coverage ratios we defined as commensurate with the previous rating.

•	We are downgrading the rating for Israel Chemicals Ltd., operating in the fields of fertilizers and specialized chemicals, to ‘ilAA’ from ‘ilAA+’ The rating outlook is stable.

•
The stable outlook reflects our assessment that the company will maintain its dominant business position in its main areas of activity and will report debt coverage ratios that are commensurate with the current rating, namely, an adjusted FFO-to-debt ratio that of no less than about 35% and a debt-to-EBITDA ratio of no more than about 2.5x.

Rating Action

On October 6, 2014, Standard & Poor's Maalot downgraded the rating of Israel Chemicals Ltd., operating in the fields of fertilizers and specialized chemicals, from ‘ilAA+’ to 'ilAA'. The rating outlook is stable.

Rationale

The rating downgrade reflects the adverse change in ICL's financial risk profile, resulting from relatively weak operating performance whilst continuing to implement an aggressive dividend policy. Currently, the company does not comply, and we do not foresee compliance in the short term, with the coverage ratios we defined as commensurate with the previous rating, namely – an FFO-to-adjusted debt ratio of over 45%. ICL's rating continues to be based on its prominent business position as one of the leading manufacturers in the global potash, phosphates and bromine markets, and on its financial profile, which in our opinion has remained robust despite recent deterioration.

ICL's operational performance declined in 2013 and in the first half of 2014, especially due to a decline in potash prices. The negative trend in potash prices that began in the first half of 2013 was aggravated following Uralkali OJSC's decision in July 2013, to discontinue selling potash through export company BPC - Belarusian Potash Company, and instead to execute sales itself through its direct marketing mechanism, implementing a strategy that advocates increasing quantity sold at the expense of prices. As a result of Uralkali's decision, ICL's average selling price per ton of potash (calculated as potash revenues from external companies divided by potash sale quantities to external companies) declined to approx. $310 in the second quarter of 2014, compared to an average price of $380 and $450 per ton in the years 2013 and 2012, respectively. We note that the price of potash remained relatively stable since the first quarter of 2014, and several markets even showed a moderate increase in prices despite a decrease in the prices of agricultural commodities. For the purpose of our base case forecast, we estimate that the average sale price per ton of ICL potash will be $310-$330 in 2014 and anticipate a moderate rise in 2015. On the other hand, global demand for potash since the beginning of 2014 has been positively affected by the current price level and by crop growers need to replenish stocks and compensate for the relatively low rate of fertilization in previous years. Under our base-case operating scenario, we estimate that total global potash consumption will reach 56-58 million tons in 2014, compared to 54 and 51 million tons in the years 2013 and 2012, respectively. We also estimate that ICL's share of the total global potash market will remain steady at about 8%-9%. Additionally, we believe that performance products and the industrial product segments will show a modest recovery based on the expected ongoing recovery in the global economy.

In 2013, ICL's management developed a comprehensive strategic plan for optimizing organizational efficiency and reducing overhead costs, with the intention of improving the company's overall profitability. The company identified several areas for improving efficiency, such as reducing production costs, increasing efficiency in procurement, pricing and energy, and creating the foundation to facilitate joint corporate services for different operating segments.  Management is currently investing efforts in implementing the required changes and believes that the aforesaid plan will contribute to gradual savings in costs of up to a $350 million by 2017. We estimate that the plan will help improve profitability and partially offset the decrease in profitability caused by adverse changes in the potash market, and possibly exacerbated by possible implementation of the ‘Sheshinski Committee‘ recommendations.

The company is implementing a strategy which mainly advocates accelerated growth by expanding its global presence, with emphasis on reinforcing its position in emerging markets. As part of the new strategy, ICL is examining the acquisitions of companies and lines of activities that will help achieve its goals. In September 2014, the company reported that it is conducting negotiations for engaging in joint ventures (estimated scope of several hundreds of millions of dollars) for mining phosphate rock and for manufacturing, marketing and distributing of downstream products in emerging markets. Simultaneously, as a result of the interim recommendations of the ‘Sheshinski Committee’, ICL has announced its intention to freeze investments in Israel at a scope of $750 million, to realize non-core business activities at a scope of $300-500 million, and to examine the possibility of discontinuing the production of certain economically unviable products. Under our base-case operating scenario, we assume annual net investment (fixed investment plus new investments and acquisitions, minus realizations) of $1 billion in the next three years.

Regardless of the changes that have occurred in market conditions and the regulatory uncertainty, ICL continued to distribute, in 2014, dividends at a rate of approximately 70% of  total net profit, in accordance with its official dividend distribution policy. Additionally, in March 2014 the company distributed a special dividend of $500 million. We believe that implementing this policy, at this time, indicates a relatively aggressive financial policy. Nevertheless, we think that an additional special dividend is not expected in the near future, and that the company will continue to pay dividends in accordance with its regular policy.

Additional uncertainty regarding the company's future operating results derives from the interim recommendations published by the ‘Sheshinski Committee’ which was established to examine taxation on Israel's natural resources. The Committee's draft conclusions, published in May 2014, include a recommendation to impose royalties at a fixed rate of 5% on all minerals in Israel (to date, the royalty rate on phosphates is 2% and the royalty rate on potash is 5% on sales of up to 1.5 million tons and 10% on sales exceeding that amount). Additionally, the Committee recommends imposing a new natural resources tax at a rate of 42% on the operating profit of companies producing natural minerals in Israel, after having achieved an 11% yield on their assets. Most of the Committee's recommendations, if implemented, will apply starting January 1, 2017. ICL has presented the Committee its reservations to the aforementioned recommendations, based on several economic and legal claims with regards to the new tax that stands as the basis for the recommendations. The recommendations are still subject to a legislative process and to Government's approval. The company has reported that based on 2013 data, the implementation of the Committee's interim recommendations would result in a decline of about $160 million in net profit. According to our calculations, a 10% reduction in the price of potash will result in a reduction of $45 million in the overall impact of the recommendations. We are of the opinion that the recommendations considerably increase the uncertainty regarding ICL's long term operational performance. Nevertheless, in light of the fact that most of the Committee's recommendations will apply starting January 1, 2017, they are out of the scope of our current rating forecast and therefore do not impact our base case operating forecast and our assessment of the company's financial risk profile.

According to our base case operating forecast, we expect the company's adjusted EBITDA to be $1.4-1.5 billion and $1.5-1.6 billion in 2014 and 2015, respectively. This compared to $1.59 billion and $1.94 billion in 2013 and 2012, respectively. As a result of weaker operational performance and the implementation of a relatively aggressive dividends policy, the company's gearing has recently increased. The FFO-to-debt ratio for the 12 months ended on 30 June 2014, was approximately 27%, compared to 50.6% at the end of 2013 and approximately 82% at the end of 2012. The debt-to-EBITDA ratio for the 12 months ended on 30 June 2014 was approximately 2.5x,compared to approximately 1.5x in 2013 and approximately 1.1x in 2012. As previously stated, these ratios deviate from the ratios we defined as commensurate with the former rating, thus the current downgrade.

Our base case operating scenario is based on the following key assumptions:

•	Stability in prices of agricultural products

•	Average selling price per ton potash of approximately $310-$330 in 2014 with expected modest increase in 2015

•	Gradual improvement in profitability resulting from optimization activities – EBITDA margin of 23%-25%

•	Level of net investments (maintenance capex and new M&A net of asset realizations) of $1 billion each year, during the next three years

•	Dividend pay our rate of 70% of net profit

Our base case operating scenario reflects the following debt coverage ratios:

•	FFO-to-debt (adjusted) of approximately 30%-35% at the end of 2014 and 35%-40% at the end of 2015.

•	EBITDA-to-debt ratio (adjusted) of 2.0x-2.5x in the years 2014 and 2015.

Liquidity

According to our criteria, ICL's liquidity profile is "adequate". As of June 30, 2014, the cash balances and short term investments amounted to about $260 million. The available credit facilities stood at $310 million (credit line facilities signed with international banking groups in March 2011 for periods of 5-6 years). Additionally, we expect ICL to continue generating cash flow from continuing operations of about $1.1-1.2 billion per year. We estimate that these sources, in addition to ICL's accessibility to a variety of other financing sources, will continue to support the company's liquidity profile in the coming years. The company’s main uses for cash include large investments and acquisitions, maturing long term debts of some $225 million until the end of 2015 and dividend distribution according to the current policy (70% of net profit).

The company has sufficient headroom vis-à-vis its financial covenants on existing loan agreements.

Rating Outlook

The stable outlook reflects our expectation that the company will retain a prominent business position in its main areas of activity and will report credit metrics which are in line with the ratios we consider to be commensurate with the current rating, namely, FFO-to-debt which does not drop significantly below 35% and debt-to-EBITDA ratio that will not significantly exceed 2.5x. The stable forecast also reflects our expectations that ICL will continue manufacturing positive cash flow from operations during the coming years, and will preserve a balance between its leverage metrics and its investment outlays and dividend distributions, so that it will remain in line with our current assessment of its financial risk profile.

Negative scenario

We will consider a negative rating action should the company deviate from the ratios mentioned above, whether as a result of a deterioration in operational performance due to market trade conditions, or whether as a result of implementing a more aggressive business or financial policy, including deviation from the current dividend policy or execution of significant debt financed acquisition activity.  Additionally, we may take a negative rating action should we realize that the final outline of the ‘Sheshinski Committee's’ recommendations is expected to damage the company' financial profile to the extent that it will deviate from the ratios we determined to be appropriate for the rating.

Positive scenario

We will consider a positive scenario should there be an improvement in the company's financial profile, as reflected in our operational forecast. Such an improvement would have to point to FFO-to-adjusted debt ratio higher than 45% and sustainable debt-to-EBITDA ratio of below 2.0x, while maintaining the existing business risk profile and liquidity assessment (at least).

Rating Adjustments

Diversification/portfolio effect: neutral

Capital structure: neutral

Financial policy: neutral

Liquidity: neutral

Management and governance: neutral

Comparable rating analysis: neutral

Ratings List

	Current Rating	Previous Rating
Israel Chemicals Ltd.
Issuer rating	ilAA/Stable	ilAA+/Negative
Series D Bonds	ilAA/Stable	ilAA+/Negative

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 7, 2014